

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 16, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/1,000th Interest in a 7.00% Resettable Fixed Rate Preference Share, Series A, par value $1.00 per share, of ARGO GROUP INTERNATIONAL HOLDINGS, LTD. under the Exchange Act of 1934.

Sincerely,

[signature]